June 20, 2025

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 9 to Registration Statement on Form S-1
           Filed June 12, 2025
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1 filed June 12, 2025 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. We note that your premium digital advertising revenues and multi-channel network revenues declined 33.67% and 35.04% year-over-year, respectively, for the three months ended March 31, 2025. To the extent the underlying reasons (i.e., "fewer new projects from subsidiaries in Vietnam and Indonesia" and changes in YouTube-related trends and policies) constitute known trends or uncertainties, please describe them in further detail. Refer to Item 303(b)(2)(ii) of Regulation S-K. Please also disclose where appropriate the percentage of MCN revenues derived from YouTube. June 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Kelly Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ted Paraskevas, Esq.